Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 12, 2017
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated February 10, 2017; Supplement No. 3 dated April 14, 2017; Supplement No. 9 dated August 23, 2017, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Experts” and “Incorporation by Reference” sections of Supplement No. 3; and Supplement No. 10 dated September 8, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to update the Credit Facility information in the Placement of Debt on Certain Real Property Investments section of the prospectus.
PROSPECTUS UPDATES
Placement of Debt on Certain Real Property Investments
The following information supersedes and replaces the section of our prospectus captioned “Real Property Investments — Placement of Debt on Certain Real Property Investments — Credit Facility” on page 82 of the prospectus.
Credit Facility
On September 6, 2017, our operating partnership amended and restated its credit agreement dated September 12, 2014 by entering into the second amended and restated credit agreement (the “Second Amended Credit Agreement”) with JPMorgan Chase, as administrative agent, joint lead arranger and a letter of credit issuer; U.S. Bank, as syndication agent, joint lead arranger and a letter of credit issuer; Capital One, National Association (“Capital One”), as joint lead arranger and a letter of credit issuer; and other financial institutions that are or may become parties to the Second Amended Credit Agreement (collectively, with JPMorgan Chase, U.S. Bank and Capital One, the “Lenders”).
The Second Amended Credit Agreement increased the allowable borrowings up to $425.0 million (the “Credit Facility”), allowing our operating partnership to borrow up to $212.5 million in unsecured term loans (the “Term Loans”), of which $112.5 million was borrowed as of September 6, 2017 and the remaining $100.0 million may be borrowed on or prior to September 6, 2018, and up to $212.5 million in unsecured revolving loans (the “Revolving Loans”) under a revolving credit facility (the “Revolving Facility”). No amounts were outstanding under the Revolving Facility as of September 6, 2017.
Up to 15.0% of the total amount of revolving commitments under the Revolving Facility may be used for issuing letters of credit. The Credit Facility is guaranteed by us and the consolidated subsidiaries owning or leasing the underlying unencumbered asset pool. Subject to meeting certain conditions described in the Second Amended Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $750.0 million, with each increase being no less than $25.0 million. The Term Loans mature on September 6, 2022. The Revolving Facility matures on September 6, 2021 unless we elect to extend the maturity date for up to two six-month periods, but no later than September 6, 2022, subject to satisfying certain conditions described in the Second Amended Credit Agreement.
The Revolving Loans bear interest at rates depending upon the type of loan specified by us. For a Revolving Loan that is a eurodollar rate loan, as defined in the Second Amended Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR, as elected by us, multiplied by the statutory reserve rate (the “Eurodollar Rate”) for the interest period plus the applicable rate. The applicable rate is based upon the overall leverage ratio, as defined in the Second Amended Credit Agreement (the “Leverage Ratio”), and for Revolving Loans that are Eurodollar Rate loans, ranges from 1.70% at a Leverage Ratio of 40.0% or less to 2.20% at a Leverage Ratio greater than 55.0%. For Revolving Loans that are base rate loans, the interest rate will be a per annum amount equal to the applicable rate (which is 1.00% lower than the applicable rate for Revolving Loans that are Eurodollar Rate loans) plus the greatest of (a) JPMorgan Chase’s prime rate; (b) the Federal Funds Effective Rate, as defined in the Second Amended Credit Agreement, plus 0.50%; or (c) the Eurodollar Rate for a period of one month plus 1.0% (the “Base Rate”). Our operating partnership will be required to make periodic interest payments on the Revolving Loans, and the outstanding principal and any accrued and unpaid interest is due on September 6, 2021, unless extended as provided in the Second Amended Credit Agreement.
The Term Loans bear interest at rates depending upon the type of loan specified by us. The applicable rates for the Term Loans are determined in a manner consistent with Revolving Loans; however, the applicable rate for Term Loans that are Eurodollar Rate loans ranges from 1.60% at a Leverage Ratio of 40.0% or less to 2.10% at a Leverage Ratio greater than 55.0% and the applicable rate for Term Loans that are Base Rate loans is 1.00% lower than the applicable rate for Term Loans that are Eurodollar Rate loans. As of September 6, 2017, the Eurodollar Rate associated with $40.0 million of the $112.5 million outstanding Term Loans was effectively fixed by existing interest rate swaps (“Swapped Term Loans”). Based on the Leverage Ratio in effect, the weighted average all-in rate for the Swapped Term Loans was 3.231%. Our operating partnership will be required to make periodic interest payments on the Term Loans, and the outstanding principal and any accrued and unpaid interest is due on September 6, 2022.
The Borrower has the right to prepay the outstanding amounts under the Credit Facility, in whole or in part, subject to certain specific conditions including minimum prepayment amounts.

INAV-SUP-11H